SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88165N105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88165N105	Page 2 of 9 Pages

1	Names of reporting persons Excel Medical Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3	SEC use only
4	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power -See Item #5-
	6	Shared voting power -See Item #5-
	7	Sole dispositive power -See Item #5-
	8	Shared dispositive power -See Item #5-
9	Aggregate amount beneficially owned by each reporting person -See Item #5-
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 -See Item #5-(2)
12	Type of reporting person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Frederick R. Blume (“Blume”), Steven R. Gullans (“Gullans”) and Juan Enriquez, (“Enriquez” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 3 of 9 Pages

1	Names of reporting persons Excel Medical Ventures, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3	SEC use only
4	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power -See Item #5-
	6	Shared voting power -See Item #5-
	7	Sole dispositive power -See Item #5-
	8	Shared dispositive power -See Item #5-
9	Aggregate amount beneficially owned by each reporting person -See Item #5-
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 -See Item #5-(2)
12	Type of reporting person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 4 of 9 Pages

1	Names of reporting persons Frederick R. Blume
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power -See Item #5-
	6	Shared voting power -See Item #5-
	7	Sole dispositive power -See Item #5-
	8	Shared dispositive power -See Item #5-
9	Aggregate amount beneficially owned by each reporting person -See Item #5-
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 -See Item #5-(2)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Frederick R. Blume (“Blume”), Steven R. Gullans (“Gullans”) and Juan Enriquez, (“Enriquez” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 5 of 9 Pages

1	Names of reporting persons Steven R. Gullans
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power -See Item #5-
	6	Shared voting power -See Item #5-
	7	Sole dispositive power -See Item #5-
	8	Shared dispositive power -See Item #5-
9	Aggregate amount beneficially owned by each reporting person -See Item #5-
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 -See Item #5-(2)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Frederick R. Blume (“Blume”), Steven R. Gullans (“Gullans”) and Juan Enriquez, (“Enriquez” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 6 of 9 Pages

1	Names of reporting persons Juan Enriquez
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power -See Item #5-
	6	Shared voting power -See Item #5-
	7	Sole dispositive power -See Item #5-
	8	Shared dispositive power -See Item #5-
9	Aggregate amount beneficially owned by each reporting person -See Item #5-
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 -See Item #5-(2)
12	Type of reporting person (see instructions) IN

(1)	This statement on Schedule 13G is filed by Excel Medical Fund, L.P (“Excel Medical”), Excel Medical Ventures, LLC (“Excel”), Frederick R. Blume (“Blume”), Steven R. Gullans (“Gullans”) and Juan Enriquez, (“Enriquez” and, together with each of the foregoing, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 7 of 9 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Tetraphase Pharmaceuticals, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Item 1(b)	Address of issuer’s principal executive offices:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Street, Suite 110

Watertown, Massachusetts 02472

USA

Items 2(a)	Name of Reporting Persons filing:

Excel Medical Fund, L.P. (“Excel Medical”)

Excel Medical Ventures, LLC (“Excel”)

Frederick R. Blume (“Blume”)

Steven R. Gullans (“Gullans”)

Juan Enriquez (“Enriquez”)

Item 2(b)	Address or principal business office or, if none, residence:

Prudential Tower

800 Boylston Street, Suite 2825

Boston MA 02199

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Excel Medical	Delaware, United States of America
Excel	Delaware, United States of America
Blume	United States of America
Gullans	United States of America
Enriquez	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

88165N105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

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CUSIP No. 88165N105	Page 8 of 9 Pages

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014:

Reporting Persons	Shares of Common Stock Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)
Excel Medical	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-
Excel	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-
Blume	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-
Gullans	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-
Enriquez	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-	-See Item #5-

(1)	This percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

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CUSIP No. 88165N105	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

EXCEL MEDICAL FUND, L.P.
BY:	EXCEL MEDICAL VENTURES, LLC
ITS:	GENERAL PARTNER

By:	/s/ Steven R. Gullans
Manager

EXCEL MEDICAL VENTURES, LLC

/s/ Steven R. Gullans
Manager

/s/ Frederick R. Blume
Frederick R. Blume

/s/ Steven R. Gullans
Steven R. Gullans

/s/ Juan Enriquez
Juan Enriquez

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement